JONES DAY
222 EAST 41ST STREET • NEW YORK, NEW YORK 10017
TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306
May 11, 2010
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
BY EDGAR

Re:	Cascades Inc. Registration Statement on Form F-4 File No. 333-166235 Submitted on April 22, 2010
Dear Mr. Kim:
     We refer to the letter of May 4, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to Cascades Inc. (the “Registrant”) setting forth comments of the staff of the SEC (the “Staff”) on the Registrant’s Registration Statement on Form F-4, File No. 333-166235, filed on April 22, 2010 (the “Registration Statement”). Concurrently with submitting this letter, we hereby withdraw our letter dated May 10, 2010 containing the response to the Comment Letter, including the supplemental letter contained in Annex I.
     The paragraph and heading below correspond to the heading set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Registrant’s response to the comment.
General
1.	We note that you are registering the securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     RESPONSE: The Registrant is providing the requested supplemental letter as Annex I hereto, stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. As requested by the Staff’s comment, the supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     Please contact me at (212) 326-3780 if you have any questions regarding our response.

Very truly yours,
By:	/s/ J. Eric Maki
	Name:	J. Eric Maki
Jones Day

cc: Robert F. Hall (Cascades Inc.)

Annex I
[CASCADES LETTERHEAD]
May 11, 2010
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
BY EDGAR

Re:	Cascades Inc. Registration Statement on Form F-4 File No. 333-166235 Submitted on April 22, 2010
Dear Mr. Kim:
     Cascades Inc., a Quebec, Canada corporation (the “Company”), and the co-registrants named in the registration statement referenced above (together with the Company, the “Issuers”) have previously filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-166235) relating to the Company’s offer to exchange (the “Exchange Offer”) its (i) 7 3/4% Senior Notes due 2017 (the “New 2017 Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of the Company’s outstanding restricted 7 3/4% Senior Notes due 2017 (the “Original 2017 Notes”), and (ii) 7 7/8% Senior Notes due 2020 (the “New 2020 Notes” and, together with the New 2017 Notes, the “Exchange Notes”), which have been registered under the Securities Act, for any and all of the Company’s outstanding restricted 7 7/8% Senior Notes due 2020 (the “Original 2020 Notes” and, together with the Original 2017 Notes, the “Original Notes”). The Original Notes have been, and the Exchange Notes will be, issued pursuant to indentures dated as of December 3, 2009 and December 23, 2009, respectively, in each case among the Issuers, the subsidiary guarantors named therein and the Bank of Nova Scotia Trust Company of New York, as Trustee. This letter supercedes our supplemental letter dated May 10, 2010.
     The Issuers are registering the Exchange Offer in reliance on the Commission’s position set forth in the following “no-action” letters: Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman &

Sterling (available July 2, 1993). In accordance with the Commission’s position set forth in those letters, the Issuers make the following representations to the Commission:
1.	The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	In this regard, the Issuers will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated, Shearman & Sterling and similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.	The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

4.	Neither the Issuers nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.	The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

6.	The Issuers will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, the following additional provisions:
(i)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

(ii)	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the Issuers hereby request that acceleration of the effectiveness of the Registration Statement be granted at 10:00 a.m. Eastern Time on May 12, 2010 or as soon thereafter as practicable. In addition, the Issuers acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Issuers may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me if you require additional information and thank you for your attention to this matters.

Very truly yours, CASCADES INC.
By:	/s/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Vice President, Legal Affairs and Corporate Secretary